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                            January 12, 2021

       Craig M. Dwight
       Chief Executive Officer
       Horizon Bancorp, Inc.
       515 Franklin Street
       Michigan City, IN 46360

                                                        Re: Horizon Bancorp,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 7,
2021
                                                            File No. 333-251940

       Dear Mr. Dwight:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Julia
Griffith at 202-551-3267 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance
       cc:                                              Curt Hidde